Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We hereby consent to the inclusion in this registration statement on Form S-4 of Cathay Merchant Group, Inc. of our report dated September 18, 2004, on our audit of the consolidated balance sheet of Cathay Merchant Group, Inc. as of July 31, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the discussion of a general summary of “Material United States Federal Income Tax Consequences of the Continuance” as prepared by us but which does not constitute an opinion of ours, or is to be construed as an opinion by us, on pages 40 and 41 of this document. We also consent to the references to our firm under the caption “Experts.”

/s/ Peterson Sullivan PLLC
March 15, 2005
Seattle, Washington